# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WILLIAMS SONOMA INC, CIK 0000719955
CUSIP: 969904101
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 3250 VAN NESS AVENUE, SAN FRANCISCO, California (CA), 94109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000872162

## Reporting persons
- BLACKHILL CAPITAL INC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 7,816,428; shared voting power 0; sole dispositive power 7,816,428; shared dispositive power 0; aggregate amount beneficially owned 7,816,428 (6.4% of the class)

## Item 1. Issuer
Name of issuer: WILLIAMS SONOMA INC
Address of issuer's principal executive offices: 3250 VAN NESS AVENUE, SAN FRANCISCO, CALIFORNIA, 94109

## Item 2. Person Filing
Name of person filing: Blackhill Capital, Inc.
Address of principal business office or, if none, residence: 161 Madison Avenue, Morristown, NJ 07960
Citizenship: State of New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,816,428
Percent of class: 6.35%
Sole power to vote or to direct the vote: 7,816,428
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,816,428
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BLACKHILL CAPITAL INC: Gail McIntyre, COO (02/13/2025)